Mail Stop 6010

							July 28, 2005


William H. Burns, Jr.
Minrad International, Inc.
847 Main Street
Buffalo, NY  14203

Re:	Minrad International, Inc.
	Registration Statement on Form SB-2
	File No. 333-126359

Dear Mr. Burns:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
3. We note that you have filed a confidential treatment request for certain of your exhibits. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.
4. In your next amendment, please update the disclosure, including updated financial information, and in your Risk Factor section, as of a recent date practicable.

5. Please provide updated interim financial information in accordance with Item 310(g) of Regulation S-B.
6. Where applicable, please amend your transition report on Form
10-
KSB for the three months ended December 31, 2004 and your Form 10-QSB for the quarter ended March 31, 2005 to comply with our comments on your Form SB-2.

Registration Statement Cover Page

7. Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please revise to include this disclosure.

Prospectus Cover Page
8. Please revise the third line where you disclose the number of shares of common stock to say "up to 25,120,561 shares of common stock."

Risk Factors, page 4

9. We note your statement that, "The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also adversely impair our business operations." Please eliminate or revise these sentences as they imply that there are other risks that the investors should consider before investing in your company when the risk factors section should list all of the risks key to an investment decision.

"We are currently in a growth stage and may experience setbacks in both business . . . .," page 4

10. Please clarify how long you have been manufacturing and marketing inhalation anesthetics.

11. Please also clarify when you launched the SabreSource system,
and
explain how your operations in producing this system have been limited. Please provide examples to illustrate your point.
"We have historically experienced operating losses and expect to continue to . . . .," page 5

12. To the extent possible, please quantify the significant up-front expenditures you have incurred in the production and marketing activities of your inhalation anesthetics and image guidance system products as well as the amount of revenue you have derived from the sale of these products to date.

"We will need to raise additional capital to fulfill our business strategies. We may . . . .," page 5

13. We note your disclosure relating to the need to raise additional capital. To the extent possible, please quantify how much capital you intend to need or raise in the next 12 to 18 months. Please also provide similar disclosure in your Liquidity and Capital Resources section.

14. Please disclose how long you will be able to maintain your operations without obtaining additional funds. To the extent possible, please put your cash needs in a context by stating the amount of cash you currently have available to you and the average amount of cash you are using on a monthly basis. Please also provide similar disclosure in your Liquidity and Capital Resources section.

15. In addition, please note that each risk factor should discuss one risk. We note that the discussion in the last three sentences of this risk factor appear to be discussing two separate risks. More specifically, the separate risk that if you issued additional capital, the dilution consequences of such an issuance; and the separate risk of debt financing, which may involve unfavorable financial terms or significant restrictive covenants. Please revise this section such that each risk factor is presented separately.

"The loss of the services of key personnel would adversely affect our
business . . . .," page 6

16. Please identify the positions that each of William Burns and John
McNeirney have with your company in this risk factor.

17. Please also briefly indicate the status of your conscious sedation program, including when you expect to complete the program.

18. In addition, please indicate if you maintain any key life insurance policies or employment agreements with these individuals.

"We must hire and retain skilled technical and managerial personnel," page 6

19. To the extent that you have experienced problems hiring or retaining employees, please revise to disclose the problems and resulting consequences.


"We depend on strategic partnerships and relationships," page 7

20. To the extent you have established any alliances with strategic partnerships and relationships that you believe are material to your business, please identify those partnerships and relationships in the
Business section of your prospectus, please provide the material terms of any agreements you have with such partners. Please also file the agreements as exhibits to your registration statement. In the alternative, please provide an analysis as to why such agreements are not material to you.

"We face competition in our industry, and many of our competitors have . . . .," page 7

21. Please explain to us the basis for your statement that you believe you are the only company with a real-time image guidance system with an accuracy of plus or minus 1 mm at a distance of 1 meter. Please also explain in greater detail how the accuracy of your system compares to that of your competitors` products. For example, do your competitors have products with greater or lesser accuracy than your guidance system?

"We rely upon third-party manufacturers and suppliers, which puts us
at risk for . . . .," page 7

22. To the extent you substantially rely on the services of any third party manufacturers or suppliers, please identify them in this risk factor and in your Business section, please provide the material terms of any agreements you have with such parties. Please also file any agreements you may have as exhibits to your registration statement. In the alternative, please provide us with an analysis as to why such agreements are not material to you.

23. We also note your statement that you rely on the continuing availability of certain specialty raw materials from a small number of suppliers. Please identify the raw materials you are referring to and also indicate the availability of these materials in general, other than from your selected suppliers.

24. Please indicate if your suppliers currently meet your supply and manufacturing requirements. Additionally, if difficulties in obtaining needed supplies have ever caused a material delay or disruption to your business, please discuss in this risk factor.

"Business interruptions beyond our control have occurred in the past
and may take . . . .," page 8

25. Please further provide the details of the business interruption experienced at the Bethlehem facility, including how long the interruption was and how much damage the company experienced from a financial point of view. Please also indicate the amount of the claim you filed and how much you expect to receive from your insurance carrier and when you expect to receive the full amount, if at all.


"We face significant risks associated with our international operations, which . . . .," page 8

26. Please identify each foreign country where you conduct your business, if such country represents a material portion of your business. If you determine such a market in a particular country is not material, please provide us with a detailed explanation as to why such markets are not material to you and therefore, require no additional disclosure.

27. We note your statement that you have recently experienced adverse effects on the sales of inhalation anesthetics in Venezuela as a result of restrictions of the Venezuelan government on the repatriation of the United States dollar. Please quantify how much of a financial impact such restrictions had on your operations. For example, quantify how much of a decrease you experienced in revenues from your sales in the Venezuelan market. Please also provide similar information regarding your sales in the Middle East.

28. Additionally, please also explain your distribution and selling efforts in both Venezuela and the Middle East. For example, do you directly sell to customers in these markets or do you sell through third parties? Additionally, please explain what specific Middle Eastern countries you sell your products to in this risk factor.

29. We note the disclosure you include in the bullet points of this risk factor. It appears each of these factors warrant separate discussion as risk factors. Please consider adding a risk factor discussion for each of the items listed in the bullet point section of this section. To the extent you do not believe each factor warrants separate discussion, please supplementally explain to us why.

"Failure to obtain regulatory approval for our products in the future
may . . . .," page 10

30. Please identify the foreign governmental agencies in which you are planning on seeking approvals for your products.

31. Please explain what cGMP standards mean.

"We are subject to environmental regulations, and any failure to comply may . . . .," page 11

32. Please indicate if you maintain any insurance coverage with respect to any environmentally hazardous materials you manufacture or distribute. If so, please also disclose the coverage amount as well as any limitations of the insurance coverage.

"We became public by means of a reverse merger, and as a result we are subject  . . . .," page 12

33. Please briefly describe in this risk factor the operations conducted by the company prior to the reverse merger.

34. Please present the discussion concerning the risks associated with the fact that no security analysts of major brokerage firms and securities institutions sold your stock in a public offering as a separate risk factor with its own heading. Please also discuss in further details the consequences stemming from the risk you have identified.

"We have recently been in default under obligations with various service . . . .," page 12

35. Please disclose the time period in which you defaulted. In addition, if material, please identify the providers that you had defaulted payment on. Please also quantify the amount you had defaulted on and how much you continue to owe to such vendors or lenders. You should also include a brief discussion of the financial arrangements you made with these vendors and whether you are currently meeting your obligations under these terms.

36. Please also indicate if you these vendors are continuing to provide you with services or supplies. If not, please indicate from whom you are currently receiving your needed services and/or supplies and how you intend to pay for these services or supplies.

"We incur significant costs as a result of being a public company," page 12

37. Please revise your heading to add a consequence of you incurring significant costs.

"If we are not able to adequately protect our intellectual
property,
we may not be . . . .," page 13

38. Please identify the patents for each material product as well as the expiration date for each patent. Please also provide similar information with respect to the foreign counterparts that protect your product, including the country and agency providing the approval for your product in foreign markets.

"We have a concentration of stock ownership and control," page 14

39. Please revise the heading to add a consequence to you having a concentration of stock ownership and control.

40. Please provide the number of your shareholders holding a high concentration of your common stock, including their identity and their relationship with you, other than as majority stockholders.

"Our stock price may be volatile because of factors beyond our control and you . . . .," page 15
41. Please disclose the price range of your common stock during the most recent two fiscal years and interim period. For example, the high and low price during this period. In addition, if any known factors are suspected of causing the volatility, please explain identify these factors and describe the suspected impact on your stock price.

"We may experience future sales of large amounts of common stock by
existing . . . .," page 15

42. Please revise to include the number of your presently outstanding shares, the number that is freely tradable and the number that is subject to Rule 144.

"We are subject to penny stock regulations and restrictions, page
15

43. Please disclose the price per share of your common stock as of a recent date.

"We have not paid and have no plans to pay cash dividends, page 16
44. Please revise this risk factor heading and discussion to clarify investors will only see a return on their investment if the value of the shares appreciates.

Selling Shareholder Table, page 20
45. For each selling shareholder that is not a natural person or publicly registered company, please revise to disclose the natural person having voting and dispositive rights.
46. If any selling shareholders are registered broker-dealers, please revise to identify such parties as underwriters. The only exception to this position is if the selling shareholder received the shares as underwriting compensation.
47. If any of the selling shareholders are affiliates of broker-dealers, please revise to state that the selling shareholder received the shares in the ordinary course of business and has no agreement to directly or indirectly engage in a distribution of the shares. If a selling shareholder is not able to make such representations, then revise to identify such selling shareholder as an underwriter.

Plan of Distribution, page 26
48. We note your disclosure that "selling shareholder" includes transferees, pledges, donees or other successors. Please note that in the event the shares covered by this prospectus are transferred in the event of gift, pledge, partnership distribution or other transfer, you will be required to file a prospectus supplement to identify the selling shareholder. Please confirm to us that in the event of any substitutions, you will file the information in a prospectus supplement.

Business, page 28

General Business Overview, page 28

49. Please explain what it means to be a registered FDA manufacturing facility. In addition, in an appropriate section of the document, briefly describe the requirements you must meet to maintain the FDA status.

50. We note your disclosure that you have existing contracts under which you plan to sell two of your products in select international markets. If the amount of revenue generated from these contracts is material, please identify with whom you have these contracts, identify the international markets, and file the contracts as exhibits. Additionally, in an appropriate section of the document, please provide the material terms of the contracts.

Real Time Image Guidance, page 30

51. Please provide us with third party documentation supporting the statistical information you provide in the second paragraph of this section on page 30. In the alternative, please delete these statements.

Our Real-Time Image Guidance Products, page 31

52. We note your statement that physicians using your DRTS(r) product cited several beneficial features of the system. Please describe the physicians who made these claims and how you gathered this information. We may have further comments.

53. Please provide us copies of the studies and journals you cite to in this section. Please mark the copies where it supports the statements you make in this document.

54. Please explain the basis for your estimate that the market for image guidance systems was approximately $1.7 billion in 2004 with an anticipated annual growth rate of 6%.
55. Please expand the discussion to indicate the amount of revenues derived from your guidance products. In addition, please clarify the extent to which you have the products for sale or are still in the process of developing these products. In this regard, we note the information in note 1 on page F-7.

56. We note your statement that "[u]pon reaching a targeted scale of production, we believe that a sale of one SabreSource (tm) per month should generally cover the sales expense of the sales representative who sells the product." Please quantify what the targeted scale of production will have to be such that selling one SabreSource (tm) per month will generally cover the sales expense of the sale representative who sells the product.
57. Please expand the discussion to clarify what is included in the
"sales expense of the sales representative" and the number of sales representatives you employ. Also, please indicate the number of sales representatives you anticipate you will employ upon reaching the targeted scale of production.


Anesthesia and Analgesia, page 34

58. We note your statement that you purchased your Bethlehem facility for $1.4 million from Celltech-Medeva, but that Celltech-Medeva purchased the facility six years earlier for approximately $54 million. Please confirm that this statement is true, and if so, how you and Celltech-Medeva agreed upon the $1.4 million for the Bethlehem facility.

Our Anesthesia and Analgesia Products, page 36

59. Please provide us with third party documentation to support dollar information you disclose in this section.

Anesthesia and Analgesia Competitive Strategy, page 36

60. We note your disclosure concerning your exclusive distribution agreements with sales partners pursuant to which such partner has exclusive rights to distribute certain products upon meeting certain requirements. Please identify the parties with whom you maintain such agreements with and the region such parties have exclusivity over. In addition, please describe the material terms of such agreements and file the agreements as exhibits. If you do not believe such agreements are material to you, please provide us with a detailed analysis explaining why you do not believe such agreements are material to you.

61. We note the disclosure concerning an agreement with RxElite. It does not appear you have filed this agreement as an exhibit. In your next amendment, please file the agreement as an exhibit. In addition, please expand the description of your agreement with RxElite to discuss any termination and/or expiration provisions as well as any requirements that RxElite or you have to comply with in order to maintain the agreement.

Conscious Sedation, page 38

62. Please explain what Phase III testing involves as well as the various other stages that you have already conducted for your inhalation agent products. Please also indicate if you have received any approvals from the FDA or any foreign government authority with respect to your inhalation agent products.

63. Please give us the basis for your statement that you believe your conscious sedation product can be on the market to generate sales in a number of counties in 2007.

Government Regulation, page 41
64. Please expand the discussion to provide a more detailed description of the FDA approval process and whether and the extent to which your image guidance and anesthesia and analgesia products require FDA approval.
65. Please also provide disclosure relating to the regulatory requirements of the FDA that may affect the company`s activities and its products, including the following, if applicable:

* Product classifications;
* Investigational device exemptions and clinical study requirements;
* Pre-marketing submission requirements;
* Registration and listing;
* Labeling;
* Manufacturing regulations for devices, including design controls;
* Post-marketing obligations, including medical device reporting and corrections and removals; and
* Penalties and legal remedies available to FDA for violations of its regulations.

Manufacturing, page 42

66. We note your statement that you have an existing contract under which you expect to sell desflurane as early as 2007. Please identify the party with whom you have entered into this agreement with. Please also provide the material terms of this agreement and file the agreement as an exhibit to your registration statement. If you do not believe such agreement is material to you, please provide us with a detailed explanation as to why you do not believe such agreement is material to you.

Management`s Discussion and Analysis, page 43

Result of Operations - Quarter ended March 31, 2005 compared to
Quarter ended March 31, 2004, page 44

Revenue, page 45

67. You state that your North American sales increased to $814,000 in
March 31, 2005 compared to $181,000 for the same period in 2004. Please explain the reasons for the increase, and also indicate whether you expect the trend of increasing revenues to continue. Why or why not. Please also provide similar disclosure related to your international sales.
68. Please revise your disclosure to discuss whether the $1.6 million increase in revenue relates to specific products or product lines, including those newly introduced and the substantive reasons underlying the changes identified. Additionally, please address how the $1.0 million immediately shippable backlog for the period ended
December 31, 2004 affected this increase in revenue for the quarter ended March 31, 2005. See the SEC`s guidance regarding management`s discussion and analysis of financial condition and results of operations (Release No. 33-8350) and Financial Reporting Codification
Section 501.04.

Net Revenue, page 47
69. Please revise your disclosure to clarify how the validation process for your newer sevoflurane product, which you completed in December 2004, caused the decrease in sales of your established isoflurane product. In addition, please clarify how working with various parties to balance customer inventory levels impacted your revenue.

70. Please explain what you mean by "immediately shippable backlog."
Please better clarify how this backlog impacted your net revenue.

Liquidity and Capital Resources, page 52
71. Your analysis of operating cash flow activities for all periods merely recites information presented in the consolidated statements of cash flows. Please revise the discussion to explain the significant variations in the line items between the periods presented. See the SEC`s guidance regarding management`s discussion and analysis of financial condition and results of operations (Release No. 33-8350).
72. In accordance with item 303(b)(1)(i) of Regulation S-B, please discuss the impact that the debt defaults and calling of your demand notes payable will have on your liquidity.

Directors and Executive Officers, page 57
73. Your document appears to be missing the information required by
Item 402 of Regulation S-B relating to executive compensation. We note you have provided this information in your most recent proxy statement filed with the Commission. However, because the Form SB-2 does not permit incorporation by reference into the disclosure part of the prospectus, please provide this information regarding your executive compensation in your next amendment.

Certain Relationships and Related Party Transactions, page 59

74. Please provide the per share market price and aggregate total for the shares or warrants that were issued for each of the transaction described in this section.

75. We note your disclosure that on May 20 and 21, 2004, John Liviakis and Liviakis Financial Communications, Inc. acquired beneficial ownership of an aggregate of 800,000 shares. It is unclear from the disclosure whether they obtained these shares from you, affiliates or other third parties. If these shares were issuances from third parties, please explain why these third parties issued the shares to Mr. Liviakis and Liviakis Financial as consideration for public relation services to be provided to you? Please also provide the aggregate market value of the shares issued to Mr. Liviakis and Liviakis Financial, respectively.

76. Additionally, please explain why William and Markus Liesner and
Kae Velmelden sold their shares in connection with the transactions that occurred on May 20 and 21, 2004.

77. Please indicate why Minrad Inc. had an outstanding payable of approximately $88,600 and $250,000 to BioVision Inc., respectively.
Please also provide the terms of these loans, including the interest rate that Minrad paid or paid on behalf of BioVision.

Description of Capital Stock, page 69
78. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Consolidated Financial Statements

Consolidated Balance Sheet, page F-3
79. Please show the components of stockholders` deficit on the face of the balance sheet.

Consolidated Statements of Operations, page F-4
80. Please retroactively restate the weighted average common shares outstanding giving effect to the recapitalization and revise net income per share.

Notes to the Consolidated Financial Statements

Note 2.- Summary of Significant Accounting Policies, Sale of
Certain
Accounts Receivable, page F-9
81. Please disclose the gain or loss from the sale of accounts receivable and the late charges incurred for each period presented.
In addition, disclose their classification in your income statement.

Note 11.- Related Party Transactions, page F-27
82. Please revise your disclosure to outline and include the information required by SFAS No. 57 with respect to the material transactions that involved beneficial owners of Minrad, Inc.`s common stock. For example, you discuss several private placement funding transactions and associated fees involving Cagan McAfee, as well as
Chadbourn Securities, a Cagan McAfee affiliate, in "Certain Relationships and Related Party Transactions" on pages 59-61 of the registration statement. We also note that Kevin Kimberlin Partners
L.P. received and continues to receive warrants to purchase your common stock for which expense has been recognized. Please revise your quarterly disclosure as well.

Note 16.- Business Segment Information, page F-30
83. We note that you discuss separately in your Business section your real-time image guidance and anesthesia and analgesia product lines and the related operational strategies and that you maintain separate facilities dedicated to each business line. Please provide to us additional information regarding how management with the appropriate level of authority allocates resources to these different businesses and assesses their performance in relation to your company as a whole. Include in your explanation your consideration of the provisions of SFAS No. 131, particularly paragraph 10.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Direct questions accounting questions to Amy Bruckner at
(202)
551-3657 or Kevin Woody, Accounting Branch Chief at (202) 551-
3629.
Direct all other questions to Song P. Brandon at (202) 551-3621,
John
Krug, Senior Attorney at (202) 551-3862, or me at (202) 551-3710.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Ward B. Hinkle, Esq.
	Hodgson Russ LLP
	One M&T Plaza, Suite 2000
	Buffalo, NY 14203



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William H. Burns, Jr.
Minrad International, Inc
July 28, 2005
Page 1